Filed by CBOE Holdings, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE
Holdings, Inc.:  333-214488

CBOE Holdings Monthly Volume & RPC Report - 2016

Updated on December 2, 2016

Period	Jan-16	Feb-16	Mar-16	Apr-16	May-16	Jun-16	Jul-16	Aug-16	Sep-16	Oct-16	Nov-16	1Q16	2Q16	3Q16	4Q16	Year
Trading Days	19	20	22	21	21	22	20	23	21	21	21	61	64	64	42	231
Total Volume by Exchange
CBOE	90,837,310	82,336,539	85,398,016	77,144,538	78,389,446	99,969,339	83,332,413	82,766,523	92,129,702	77,764,674	100,696,034	258,571,865	255,503,323	258,228,638	178,460,708	950,764,534
C2	6,988,795	6,493,068	5,993,537	6,060,190	6,216,417	6,920,135	6,597,202	6,905,869	8,924,416	9,420,982	11,245,441	19,475,400	19,196,742	22,427,487	20,666,423	81,766,052
CBOE Futures Exchange (CFE)	5,168,403	4,092,473	3,940,812	4,605,471	4,816,144	7,101,395	4,475,738	4,766,703	6,346,872	4,910,260	5,680,905	13,201,688	16,523,010	15,589,313	10,591,165	55,905,176
CBOE HoldingsTotal Volume	102,994,508	92,922,080	95,332,365	87,810,199	89,422,007	113,990,869	94,405,353	94,439,095	107,400,990	92,095,916	117,622,380	291,248,953	291,223,075	296,245,438	209,718,296	1,088,435,762

ADV by Exchange
CBOE	4,780,911	4,116,827	3,881,728	3,673,549	3,732,831	4,544,061	4,166,621	3,598,544	4,387,129	3,703,080	4,795,049	4,238,883	3,992,239	4,034,822	4,249,064	4,115,864
C2	367,831	324,653	272,434	288,580	296,020	314,552	329,860	300,255	424,972	448,618	535,497	319,269	299,949	350,429	492,058	353,966
CBOE Futures Exchange (CFE)	272,021	204,624	179,128	219,308	229,340	322,791	223,787	207,248	302,232	233,822	270,519	216,421	258,172	243,583	252,171	242,014
CBOE Holdings Total ADV	5,420,764	4,646,104	4,333,289	4,181,438	4,258,191	5,181,403	4,720,268	4,106,048	5,114,333	4,385,520	5,601,066	4,774,573	4,550,361	4,628,835	4,993,293	4,711,843

Total Volume by Product Category
Multiply-listed options (Equities & ETPs)	59,907,927	53,983,070	53,653,492	52,251,562	52,314,127	61,920,628	56,008,627	56,406,727	63,358,908	56,960,611	68,969,981	167,544,489	166,486,317	175,774,262	125,930,592	635,735,660
Index options	37,918,178	34,846,537	37,738,061	30,953,166	32,291,736	44,968,846	33,920,988	33,265,665	37,695,210	30,225,045	42,971,494	110,502,776	108,213,748	104,881,863	73,196,539	396,794,926
Futures	5,168,403	4,092,473	3,940,812	4,605,471	4,816,144	7,101,395	4,475,738	4,766,703	6,346,872	4,910,260	5,680,905	13,201,688	16,523,010	15,589,313	10,591,165	55,905,176
CBOE Holdings Total Volume	102,994,508	92,922,080	95,332,365	87,810,199	89,422,007	113,990,869	94,405,353	94,439,095	107,400,990	92,095,916	117,622,380	291,248,953	291,223,075	296,245,438	209,718,296	1,088,435,762

ADV by Product Category
Multiply-listed options (Equities & ETPs)	3,153,049	2,699,154	2,438,795	2,488,170	2,491,149	2,814,574	2,800,431	2,452,466	3,017,091	2,712,410	3,284,285	2,746,631	2,601,349	2,746,473	2,998,347	2,752,102
Index options	1,995,694	1,742,327	1,715,366	1,473,960	1,537,702	2,044,038	1,696,049	1,446,333	1,795,010	1,439,288	2,046,262	1,811,521	1,690,840	1,638,779	1,742,775	1,717,727
Futures	272,021	204,624	179,128	219,308	229,340	322,791	223,787	207,248	302,232	233,822	270,519	216,421	258,172	243,583	252,171	242,014
CBOE Holdings Total ADV	5,420,764	4,646,104	4,333,289	4,181,438	4,258,191	5,181,403	4,720,268	4,106,048	5,114,333	4,385,520	5,601,066	4,774,573	4,550,361	4,628,835	4,993,293	4,711,843

Total Volume by Options Exchange and Product Category
CBOE
Multiply-listed options (Equities & ETPs)	53,210,900	47,737,352	47,895,068	46,390,699	46,325,915	55,261,167	49,568,932	49,659,742	54,627,727	47,738,835	57,950,683	148,843,320	147,977,781	153,856,401	105,689,518	556,367,020
Index options	37,626,410	34,599,187	37,502,948	30,753,839	32,063,531	44,708,172	33,763,481	33,106,781	37,501,975	30,025,839	42,745,351	109,728,545	107,525,542	104,372,237	72,771,190	394,397,514
CBOE Total Options Volume	90,837,310	82,336,539	85,398,016	77,144,538	78,389,446	99,969,339	83,332,413	82,766,523	92,129,702	77,764,674	100,696,034	258,571,865	255,503,323	258,228,638	178,460,708	950,764,534
C2
Multiply-listed options (Equities & ETPs)	6,697,027	6,245,718	5,758,424	5,860,863	5,988,212	6,659,461	6,439,695	6,746,985	8,731,181	9,221,776	11,019,298	18,701,169	18,508,536	21,917,861	20,241,074	79,368,640
Index options	291,768	247,350	235,113	199,327	228,205	260,674	157,507	158,884	193,235	199,206	226,143	774,231	688,206	509,626	425,349	2,397,412
C2 Total Options Volume	6,988,795	6,493,068	5,993,537	6,060,190	6,216,417	6,920,135	6,597,202	6,905,869	8,924,416	9,420,982	11,245,441	19,475,400	19,196,742	22,427,487	20,666,423	81,766,052
CBOE Holdings
Multiply-listed options (Equities & ETPs)	59,907,927	53,983,070	53,653,492	52,251,562	52,314,127	61,920,628	56,008,627	56,406,727	63,358,908	56,960,611	68,969,981	167,544,489	166,486,317	175,774,262	125,930,592	635,735,660
Index options	37,918,178	34,846,537	37,738,061	30,953,166	32,291,736	44,968,846	33,920,988	33,265,665	37,695,210	30,225,045	42,971,494	110,502,776	108,213,748	104,881,863	73,196,539	396,794,926
CBOE Holdings Total Options Volume	97,826,105	88,829,607	91,391,553	83,204,728	84,605,863	106,889,474	89,929,615	89,672,392	101,054,118	87,185,656	111,941,475	278,047,265	274,700,065	280,656,125	199,127,131	1,032,530,586

ADV by Options Exchange and Product Category
CBOE
Multiply-listed options (Equities & ETPs)	2,800,574	2,386,868	2,177,049	2,209,081	2,205,996	2,511,871	2,478,447	2,159,119	2,601,320	2,273,278	2,759,556	2,440,054	2,312,153	2,404,006	2,516,417	2,408,515
Index options	1,980,337	1,729,959	1,704,679	1,464,469	1,526,835	2,032,190	1,688,174	1,439,425	1,785,808	1,429,802	2,035,493	1,798,829	1,680,087	1,630,816	1,732,647	1,707,349
CBOE Total Options ADV	4,780,911	4,116,827	3,881,728	3,673,549	3,732,831	4,544,061	4,166,621	3,598,544	4,387,129	3,703,080	4,795,049	4,238,883	3,992,239	4,034,822	4,249,064	4,115,864
C2
Multiply-listed options (Equities & ETPs)	352,475	312,286	261,747	279,089	285,153	302,703	321,985	293,347	415,771	439,132	524,728	306,577	289,196	342,467	481,930	343,587
Index options	15,356	12,368	10,687	9,492	10,867	11,849	7,875	6,908	9,202	9,486	10,769	12,692	10,753	7,963	10,127	10,378
C2 Total Options ADV	367,831	324,653	272,434	288,580	296,020	314,552	329,860	300,255	424,972	448,618	535,497	319,269	299,949	350,429	492,058	353,966
CBOE Holdings
Multiply-listed options (Equities & ETPs)	3,153,049	2,699,154	2,438,795	2,488,170	2,491,149	2,814,574	2,800,431	2,452,466	3,017,091	2,712,410	3,284,285	2,746,631	2,601,349	2,746,473	2,998,347	2,752,102
Index options	1,995,694	1,742,327	1,715,366	1,473,960	1,537,702	2,044,038	1,696,049	1,446,333	1,795,010	1,439,288	2,046,262	1,811,521	1,690,840	1,638,779	1,742,775	1,717,727
CBOE Holdings Total Options ADV	5,148,742	4,441,480	4,154,162	3,962,130	4,028,851	4,858,612	4,496,481	3,898,800	4,812,101	4,151,698	5,330,546	4,558,152	4,292,189	4,385,252	4,741,122	4,469,829

Market Share by Options Exchange and Product Category
CBOE
Multiply-listed options (Equities & ETPs)	16.3%	16.1%	15.5%	15.4%	16.6%	17.1%	18.0%	17.2%	17.1%	17.1%	17.0%	16.0%	16.4%	17.4%	17.1%	16.7%
Index options	98.2%	98.2%	98.5%	98.5%	98.7%	98.8%	98.9%	98.6%	98.7%	98.5%	98.9%	98.3%	98.6%	98.7%	98.7%	98.6%
CBOE Total Options Market Share	24.9%	24.8%	24.6%	23.2%	25.2%	27.2%	27.0%	25.6%	25.8%	25.1%	26.3%	24.8%	25.3%	26.1%	25.8%	25.5%
C2
Multiply-listed options (Equities & ETPs)	2.1%	2.1%	1.9%	1.9%	2.1%	2.1%	2.3%	2.3%	2.7%	3.3%	3.2%	2.0%	2.1%	2.5%	3.3%	2.4%
Index options	0.8%	0.7%	0.6%	0.6%	0.7%	0.6%	0.5%	0.5%	0.5%	0.7%	0.5%	0.7%	0.6%	0.5%	0.6%	0.6%
C2 Total Options Market Share	1.9%	2.0%	1.7%	1.8%	2.0%	1.9%	2.1%	2.1%	2.5%	3.0%	2.9%	1.9%	1.9%	2.3%	3.0%	2.2%
CBOE Holdings
Multiply-listed options (Equities & ETPs)	18.4%	18.2%	17.4%	17.4%	18.8%	19.2%	20.4%	19.5%	19.9%	20.4%	20.3%	18.0%	18.5%	19.9%	20.3%	19.1%
Index options	99.0%	98.9%	99.1%	99.1%	99.4%	99.3%	99.4%	99.1%	99.2%	99.2%	99.4%	99.0%	99.3%	99.2%	99.3%	99.2%
CBOE Holdings Total Options Market Share	26.8%	26.8%	26.3%	25.1%	27.2%	29.1%	29.1%	27.8%	28.3%	28.2%	29.2%	26.6%	27.2%	28.4%	28.7%	27.6%

Rolling Three-Month Average Revenue Per Contract (RPC) (1)
Equity options*	$0.095	$0.092	$0.085	$0.081	$0.075	$0.070	$0.063	$0.057	$0.050	$0.048		$0.085	$0.070	$0.050		$0.066
Exchange-traded products (ETPs) options*	$0.138	$0.131	$0.117	$0.111	$0.104	$0.103	$0.096	$0.089	$0.079	$0.075		$0.117	$0.103	$0.079		$0.097
Index options	$0.738	$0.733	$0.720	$0.706	$0.698	$0.701	$0.704	$0.706	$0.707	$0.709		$0.720	$0.701	$0.707		$0.710
Total Options	$0.351	$0.351	$0.346	$0.335	$0.326	$0.328	$0.326	$0.320	$0.304	$0.297		$0.346	$0.328	$0.304		$0.322
Futures	$1.636	$1.623	$1.643	$1.697	$1.721	$1.682	$1.677	$1.702	$1.709	$1.718		$1.643	$1.682	$1.709		$1.685
Total CBOE Holdings RPC	$0.412	$0.413	$0.405	$0.397	$0.394	$0.405	$0.401	$0.395	$0.378	$0.374		$0.405	$0.405	$0.378		$0.393
*Multiply-listed options (Equities and ETPs)	$0.115	$0.110	$0.100	$0.095	$0.088	$0.086	$0.079	$0.072	$0.064	$0.061						$0.081
Total Volume for Select Index Products
SPX options (including Weeklys, Quarterlys, EOM & FLEX)	22,100,538	19,599,850	20,896,723	17,183,112	18,879,122	26,305,465	21,238,960	19,912,547	22,828,181	18,889,983	26,026,611	62,597,111	62,367,699	63,979,688	44,916,594	233,861,092
SPXPM options	289,218	272,223	207,385	137,986	164,530	162,884	147,647	133,109	178,957	98,511	149,773	768,826	465,400	459,713	248,284	1,942,223
VIX options	12,863,096	12,826,704	14,365,215	11,791,318	11,086,911	15,951,153	10,670,980	11,558,186	12,918,491	9,513,754	14,476,592	40,055,015	38,829,382	35,147,657	23,990,346	138,022,400
VIX futures	5,167,889	4,092,187	3,940,544	4,604,918	4,814,598	7,100,566	4,475,340	4,766,281	6,346,307	4,909,818	5,680,250	13,200,620	16,520,082	15,587,928	10,590,068	55,898,698
RUT options	2,018,034	1,569,833	1,624,918	1,277,627	1,531,300	1,754,291	1,216,840	1,214,878	1,313,399	1,290,881	1,709,259	5,212,785	4,563,218	3,745,117	3,000,140	16,521,260

ADV for Select Index Products
SPX options (including Weeklys, Quarterlys, EOM & FLEX)	1,163,186	979,993	949,851	818,243	899,006	1,195,703	1,061,948	865,763	1,087,056	899,523	1,239,362	1,026,182	974,495	999,683	1,069,443	1,012,386
SPXPM options	15,222	13,611	9,427	6,571	7,835	7,404	7,382	5,787	8,522	4,691	7,132	12,604	7,272	7,183	5,912	8,408
VIX options	677,005	641,335	652,964	561,491	527,948	725,052	533,549	502,530	615,166	453,036	689,362	656,640	606,709	549,182	571,199	597,500
VIX futures	271,994	204,609	179,116	219,282	229,267	322,753	223,767	207,230	302,205	233,801	270,488	216,404	258,126	243,561	252,144	241,986
RUT options	106,212	78,492	73,860	60,839	72,919	79,741	60,842	52,821	62,543	61,471	81,393	85,455	71,300	58,517	71,432	71,521

National Multiply-listed options (Equities & ETPs)	326,368,342	296,684,500	309,006,435	300,607,716	278,683,579	322,284,967	274,773,798	289,167,039	319,042,145	279,141,547	339,977,219	932,059,277	901,576,262	882,982,982	619,118,766	3,335,737,287
National Index options	38,303,491	35,233,760	38,061,792	31,235,154	32,494,376	45,273,226	34,123,754	33,575,103	37,998,882	30,473,168	43,224,698	111,599,043	109,002,756	105,697,739	73,697,866	399,997,404
National Options Volume	364,671,833	331,918,260	347,068,227	331,842,870	311,177,955	367,558,193	308,897,552	322,742,142	357,041,027	309,614,715	383,201,917	1,043,658,320	1,010,579,018	988,680,721	692,816,632	3,735,734,691

Note:  Numbers may not foot due to rounding and are subject to change and revisions.

(1) Average revenue per contract (RPC) is based on a three-month rolling average, reported on a one-month lag. The average RPC represents total transaction fees for CBOE, C2 and CFE recognized for the period divided by total contracts traded during the period. Average transaction fees per contract can be affected by various factors, including exchange fee rates, volume-based discounts and transaction mix by contract type and product type.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being made in respect of the proposed merger transaction involving CBOE Holdings, Inc. (“CBOE”), Bats Global Markets, Inc. (“Bats”), CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, CBOE filed with the SEC on November 18, 2016 a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE and Bats will mail the definitive joint proxy statement/prospectus, to CBOE stockholders and Bats stockholders, when it is available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.